UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 31, 2008

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200	**77067**
Houston, Texas	*(Zip Code)*
(Address of principal executive offices)	

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

ExpressJet today announced that Scott R. Peterson has stepped down as Vice President, General Counsel and Secretary of the company effective July 31, 2008. Scott volunteered to resign to assist the company in achieving its goals of wage and labor savings across the organization.

"Scott provided ExpressJet insight and invaluable guidance during his tenure here. We appreciate all of his efforts on behalf of the company and wish him well on his new ventures," said ExpressJet President and CEO, Jim Ream.

We have entered into a separation agreement with Mr. Peterson in order to substitute and amend certain benefits to which he would otherwise have been entitled upon his departure under his employment agreement. Pursuant to the severance agreement, he will receive (i) a lump-sum severance payment equal to two years' salary, or $400,000, (ii) $126,000 in satisfaction of his participation in our Long Term Incentive Plan and (iii) vesting of his outstanding stock options, which will continue to be exercisable for a period of one year, and shares of restricted stock. The agreement also provides that we will pay the difference between the employee contribution and the total amount payable to maintain COBRA coverage for Mr. Peterson and his family for a period of 18 months following his departure and release Mr. Peterson from the covenant not to compete contained in his employment agreement. In conjunction with the agreement, Mr. Peterson and the Company have mutually agreed to release any and all other claims they might have.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: August 5, 2008

/s/ Phung Ngo-Burns
Phung Ngo-Burns
Staff Vice President, Finance and Controller
and Interim Chief Financial Officer